UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 29, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 — Press release	4

PERFECT WORLD ANNOUNCES FIRST QUARTER 2013 UNAUDITED FINANCIAL RESULTS

(Beijing, China — May 28, 2013) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights1

•	Total revenues were RMB624.5 million (USD100.6 million), as compared to RMB679.9 million in 4Q12 and RMB718.5 million in 1Q12.

•	Gross profit was RMB477.9 million (USD77.0 million), as compared to RMB522.6 million in 4Q12 and RMB591.4 million in 1Q12.

•

Operating profit was RMB133.1 million (USD21.4 million), as compared to RMB12.4 million in 4Q12 and RMB234.8 million in 1Q12. Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit[2] was RMB149.8 million (USD24.1 million), as compared to RMB67.1 million in 4Q12 and RMB256.6 million in 1Q12.

•

Net income attributable to the Company’s shareholders was RMB131.0 million (USD21.1 million), as compared to RMB86.4 million in 4Q12 and RMB209.8 million in 1Q12. Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders[2] was RMB147.6 million (USD23.8 million), as compared to RMB141.1 million in 4Q12 and RMB231.6 million in 1Q12.

•

Basic and diluted earnings per American Depositary Share (“ADS”)[3] were RMB2.70 (USD0.44) and RMB2.69 (USD0.43), respectively, as compared to RMB1.79 and RMB1.78, respectively, in 4Q12, and RMB4.52 and RMB4.38, respectively, in 1Q12. Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS[2] were RMB3.05 (USD0.49) and RMB3.03 (USD0.49), respectively, as compared to RMB2.92 and RMB2.90, respectively, in 4Q12, and RMB4.99 and RMB4.83, respectively, in 1Q12.

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2013, which was RMB6.2108 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge and the goodwill impairment from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

Mr. Robert Xiao, CEO of Perfect World commented, “Our revenues in the first quarter of 2013 were in line with our expectations.  During the quarter, we continued to primarily focus on developing new content for our portfolio and pipeline and slow down promotional activities.  As we expected, the overall performance of our existing games in the first quarter was softer, but we are pleased with the recent progress we have made in our portfolio and pipeline development.”

“We are looking forward to bringing many exciting titles from our pipeline to our players, including the highly-anticipated ‘Swordsman Online’ and ‘Dota 2,’ our recently-unveiled 3D MMORPG ‘Holy King,’ as well as a number of web games and mobile games.  We are pleased with some of the progress our R&D team in China made lately.  In mid-May, we launched open beta testing for ‘Saint Seiya Online,’ a 3D comic-based MMORPG adapted from the famous comic series ‘Saint Seiya.’  We also launched several web and mobile games recently.  We are actively investing in this area, and we plan to bring more web and mobile games to players throughout the year.  ‘Swordsman Online,’ a self-developed 3D MMORPG, is now in the final stages of development as we fine-tune details of the game.  And ‘Dota 2,’ a world-famous title with a unique mix of action, RTS and RPG gameplay, is also in the varied line-up of titles that we are bringing to our players in China.  In addition to these exciting titles in China, our overseas studios also made great progress in pipeline development.  At the end of April, we launched open beta testing for the English, French and German versions of ‘Neverwinter’ in the U.S. and Europe.  ‘Neverwinter’ is a widely-acclaimed MMORPG developed by Cryptic Studios, our subsidiary in the U.S.  Our specialized R&D studios in China and abroad are not only essential to producing more high-quality entertainment for our gamers worldwide, but also critical to further strengthening our global strategy.”

“Our global strategy continues to be one of the key competitive advantages of our business.  We continued to strengthen our global presence by launching more games through both our own overseas subsidiaries and our overseas partners.  Recently, we further expanded overseas operations through our subsidiaries in Korea and Southeast Asia.  Moving forward, we will continue to buttress our leading position in the overseas markets through our extensive overseas network, which covers over a hundred countries and regions and generates over one-fourth of our total revenues.  Through the continued development of our global operating network, we look forward to providing more high-quality games and services to players worldwide.”

“We believe, our ongoing efforts to develop our diverse portfolio and pipeline, solid global R&D capabilities, and extensive global operating network will translate into more exciting and innovative entertainment for game players worldwide and new growth drivers for our business for the remainder of 2013 and beyond.”

First Quarter 2013 Financial Results

Total Revenues

Total revenues were RMB624.5 million (USD100.6 million) in 1Q13, as compared to RMB679.9 million in 4Q12 and RMB718.5 million in 1Q12.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB556.2 million (USD89.6 million) in 1Q13, as compared to RMB599.7 million in 4Q12 and RMB665.1 million in 1Q12.  In the first quarter, the Company continued to slow down in-game promotional activities and primarily focused on content development of its portfolio and pipeline.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 554,000 in 1Q13, as compared to 620,000 in 4Q12 and 804,000 in 1Q12.  The decrease from 4Q12 was mainly due to adverse seasonality factors affecting user traffic in 1Q13.

Licensing revenues were RMB30.1 million (USD4.9 million) in 1Q13, as compared to RMB36.5 million in 4Q12 and RMB49.2 million in 1Q12.  The decrease from 4Q12 was mainly due to a decrease in usage-based royalty fees in overseas markets in 1Q13.

Other revenues were RMB38.2 million (USD6.1 million) in 1Q13, as compared to RMB43.7 million in 4Q12 and RMB4.2 million in 1Q12.  Most of the other revenues were associated with “Torchlight 2,” a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

The cost of revenues was RMB146.6 million (USD23.6 million) in 1Q13, as compared to RMB157.3 million in 4Q12 and RMB127.1 million in 1Q12.  An impairment associated with certain of the Company’s smaller games was charged off in 4Q12, whereas there was no similar cost in 1Q13.

Gross Profit and Gross Margin

Gross profit was RMB477.9 million (USD77.0 million) in 1Q13, as compared to RMB522.6 million in 4Q12 and RMB591.4 million in 1Q12.  Gross margin was 76.5% in 1Q13, as compared to 76.9% in 4Q12 and 82.3% in 1Q12.

Operating Expenses

Operating expenses were RMB344.9 million (USD55.5 million) in 1Q13, as compared to RMB510.2 million in 4Q12 and RMB356.6 million in 1Q12.  The decrease in operating expenses from 4Q12 was mainly due to decreases in sales and marketing expenses, R&D expenses, goodwill impairment, and general and administrative expenses in 1Q13.

R&D expenses were RMB181.0 million (USD29.1 million) in 1Q13, as compared to RMB230.9 million in 4Q12 and RMB179.4 million in 1Q12.  The decrease from 4Q12 was primarily due to a decrease in staff cost.

Sales and marketing expenses were RMB96.6 million (USD15.5 million) in 1Q13, as compared to RMB159.7 million in 4Q12 and RMB101.4 million in 1Q12.  The decrease from 4Q12 was primarily due to a decrease in advertising and promotional expenses in 1Q13.  The Company did not launch any major new game or release any major expansion pack in 1Q13.

General and administrative expenses were RMB67.3 million (USD10.8 million) in 1Q13, as compared to RMB78.8 million in 4Q12 and RMB75.8 million in 1Q12.  The decrease from 4Q12 was mainly due to a decrease in staff cost.

Goodwill impairment was Nil in 1Q13, as compared to RMB40.8 million in 4Q12 and Nil in 1Q12.  A goodwill impairment associated with the Company’s Japanese subsidiary was charged off in 4Q12, whereas there was no such charge in 1Q13.

Operating Profit

Operating profit was RMB133.1 million (USD21.4 million) in 1Q13, as compared to RMB12.4 million in 4Q12 and RMB234.8 million in 1Q12.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB149.8 million (USD24.1 million) in 1Q13, as compared to RMB67.1 million in 4Q12 and RMB256.6 million in 1Q12.

Total Other Income

Total other income was RMB34.2 million (USD5.5 million) in 1Q13, as compared to RMB75.6 million in 4Q12 and RMB21.0 million in 1Q12.  In 1Q13, the Company did not recognize as much government grant subsidy income as in 4Q12.

Income Tax Expense

Income tax expense was RMB33.5 million (USD5.4 million) in 1Q13, as compared to RMB1.1 million in 4Q12 and RMB47.8 million in 1Q12.  The increase from 4Q12 was primarily because an R&D super deduction was recognized during the annual tax filing for some of the Company’s PRC entities in 4Q12.  The increase from 4Q12 is also a result of the increase in the operating profit in 1Q13.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB131.0 million (USD21.1 million) in 1Q13, as compared to RMB86.4 million in 4Q12 and RMB209.8 million in 1Q12.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders was RMB147.6 million (USD23.8 million) in 1Q13, as compared to RMB141.1 million in 4Q12 and RMB231.6 million in 1Q12.

Basic and diluted earnings per ADS were RMB2.70 (USD0.44) and RMB2.69 (USD0.43), respectively, in 1Q13, as compared to RMB1.79 and RMB1.78, respectively, in 4Q12, and RMB4.52 and RMB4.38, respectively, in 1Q12.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS were RMB3.05 (USD0.49) and RMB3.03 (USD0.49), respectively, in 1Q13, as compared to RMB2.92 and RMB2.90, respectively, in 4Q12, and RMB4.99 and RMB4.83, respectively, in 1Q12.

Cash and Cash Equivalents

As of March 31, 2013, the Company had RMB904.8 million (USD145.7 million) of cash and cash equivalents, as compared to RMB799.6 million as of December 31, 2012.  The increase was mainly due to the cash inflow from some matured short-term structured deposits.

Recent Development

Open Beta Testing for “Saint Seiya Online”

The Company launched open beta testing for “Saint Seiya Online,” the Company’s 3D comic-based MMORPG, on May 16, 2013.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2013 are expected to be between RMB656 million and RMB687 million, representing an increase of 5% to 10% on a sequential basis.  This takes into consideration the anticipated additional revenue contribution from the recent launches of “Saint Seiya Online” in China and “Neverwinter” in the U.S. and Europe.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge and the goodwill impairment from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and goodwill impairment may recur in the future.  They are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge and the goodwill impairment in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Tuesday, May 28, 2013 (9:00am Beijing time on Wednesday, May 29, 2013).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-866-519-4004
• International Dial-in Number	+65-6723-9381
• Mainland China Toll Free Number	800-819-0121
• Hong Kong Toll Free Number	80-093-0346
• U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, June 5, 2013.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-855-452-5696
• International Dial-in Number	+61-2-8199-0299
Conference ID: 69810920

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes” and “Saint Seiya Online;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of May 28, 2013, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Victor Kuo

Tel: +86-10-5826-4939

Fax: +86-10-5826-4838

Email: vkuo@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	799,632,647	904,790,470	145,680,181
Restricted cash and time deposits	891,462,180	836,404,307	134,669,335
Short-term investments	1,508,884,886	1,439,140,601	231,715,818
Accounts receivable, net	110,286,428	115,112,204	18,534,199
Due from related parties	7,542,600	4,000,000	644,039
Prepayment and other assets	156,083,903	156,372,927	25,177,582
Deferred tax assets	41,585,847	35,902,388	5,780,638
Total current assets	3,515,478,491	3,491,722,897	562,201,792
Non current assets
Equity investments	227,832,057	210,332,714	33,865,640
Time deposits	51,465,395	52,090,445	8,387,075
Restricted time deposits	7,814,450	7,797,592	1,255,489
Property, equipment, and software, net	1,206,485,419	1,187,796,313	191,246,911
Construction in progress	20,326,428	26,176,898	4,214,739
Intangible assets, net	229,013,555	247,788,727	39,896,427
Goodwill	408,829,417	418,414,919	67,368,925
Prepayments and other assets	87,332,624	108,993,649	17,549,051
Deferred tax assets	42,427,797	43,057,766	6,932,725
Total assets	5,797,005,633	5,794,171,920	932,918,774

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	70,696,803	45,298,185	7,293,455
Short-term bank loans	747,974,500	745,999,100	120,113,206
Dividend payable	—	137,924,266	22,207,166
Advances from customers	133,949,512	91,761,699	14,774,538
Salary and welfare payable	232,137,936	103,582,644	16,677,826
Taxes payable	49,898,625	61,185,511	9,851,470
Accrued expenses and other liabilities	58,016,741	60,708,756	9,774,708
Due to related parties	150,000	219,000	35,261
Deferred revenues	365,705,044	406,666,386	65,477,295
Deferred tax liabilities	61,219,290	64,573,106	10,396,906
Deferred government grants	458,287	—	—
Total current liabilities	1,720,206,738	1,717,918,653	276,601,831
Non current liabilities
Deferred revenues	56,503,584	55,815,415	8,986,832
Deferred tax liabilities	6,875,864	8,978,121	1,445,566
Other long-term liabilities	1,619,438	1,620,387	260,898
Total liabilities	1,785,205,624	1,784,332,576	287,295,127

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,621,695 Class B ordinary shares issued and outstanding as of March 31, 2013)	193,960	194,114	31,254
Additional paid-in capital	329,804,508	347,662,584	55,977,102
Statutory reserves	272,938,726	281,581,428	45,337,385
Accumulated other comprehensive loss	(80,543,186)	(108,498,758)	(17,469,369)
Retained earnings	3,466,189,747	3,450,584,250	555,578,066
Total Perfect World Shareholders’ Equity	3,988,583,755	3,971,523,618	639,454,438
Non-controlling interests	23,216,254	38,315,726	6,169,209
Total Shareholders’ Equity	4,011,800,009	4,009,839,344	645,623,647
Total Liabilities and Shareholders’ Equity	5,797,005,633	5,794,171,920	932,918,774

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	665,107,654	599,656,127	556,192,368	89,552,452
Licensing revenues	49,176,306	36,495,793	30,131,068	4,851,399
Other revenues	4,185,651	43,745,046	38,186,260	6,148,364
Total Revenues	718,469,611	679,896,966	624,509,696	100,552,215
Cost of revenues	(127,094,533)	(157,316,603)	(146,560,852)	(23,597,741)
Gross profit	591,375,078	522,580,363	477,948,844	76,954,474
Operating expenses
Research and development expenses	(179,352,350)	(230,930,699)	(180,992,409)	(29,141,561)
Sales and marketing expenses	(101,365,434)	(159,699,131)	(96,574,651)	(15,549,470)
General and administrative expenses	(75,845,841)	(78,805,501)	(67,311,606)	(10,837,832)
Goodwill impairment	—	(40,769,946)	—	—
Total operating expenses	(356,563,625)	(510,205,277)	(344,878,666)	(55,528,863)
Operating profit	234,811,453	12,375,086	133,070,178	21,425,611
Other income / (expenses)
Share of (loss) / income from equity investments	(4,874,875)	6,396,692	(1,026,975)	(165,353)
Interest income	25,186,496	22,355,315	24,029,715	3,869,021
Interest expense	(4,304,723)	(4,368,201)	(4,300,530)	(692,428)
Others, net	4,993,894	51,213,562	15,496,975	2,495,166
Total other income	21,000,792	75,597,368	34,199,185	5,506,406
Profit before tax	255,812,245	87,972,454	167,269,363	26,932,017
Income tax expense	(47,793,602)	(1,134,281)	(33,456,058)	(5,386,755)
Net Income	208,018,643	86,838,173	133,813,305	21,545,262
Net loss / (income) attributable to the non-controlling interests	1,818,039	(391,178)	(2,851,834)	(459,173)
Net income attributable to the Company’s shareholders	209,836,682	86,446,995	130,961,471	21,086,089

Net earnings per ordinary share, basic	0.90	0.36	0.54	0.09
Net earnings per ordinary share, diluted	0.88	0.36	0.54	0.09
Net earnings per ADS, basic	4.52	1.79	2.70	0.44
Net earnings per ADS, diluted	4.38	1.78	2.69	0.43

Shares used in calculating basic net earnings per ordinary share	231,891,308	241,754,091	242,089,199	242,089,199
Shares used in calculating diluted net earnings per ordinary share	239,767,544	243,416,502	243,852,774	243,852,774

Total share-based compensation cost included in:
Cost of revenues	(1,550,317)	(799,479)	(1,041,128)	(167,632)
Research and development expenses	(11,243,450)	(6,631,180)	(7,807,043)	(1,257,011)
Sales and marketing expenses	(2,336,895)	(2,390,115)	(2,673,345)	(430,435)
General and administrative expenses	(6,668,486)	(4,105,931)	(5,164,597)	(831,551)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD

GAAP operating profit	234,811,453	12,375,086	133,070,178	21,425,611
Share based compensation charge	21,799,148	13,926,705	16,686,113	2,686,629
Goodwill impairment	—	40,769,946	—	—
Non-GAAP operating profit	256,610,601	67,071,737	149,756,291	24,112,240

GAAP net income attributable to the Company’s shareholders	209,836,682	86,446,995	130,961,471	21,086,089
Share based compensation charge	21,799,148	13,926,705	16,686,113	2,686,629
Goodwill impairment	—	40,769,946	—	—
Non-GAAP net income attributable to the Company’s shareholders	231,635,830	141,143,646	147,647,584	23,772,718

GAAP net earnings per ADS
- Basic	4.52	1.79	2.70	0.44
- Diluted	4.38	1.78	2.69	0.43

Non-GAAP net earnings per ADS
- Basic	4.99	2.92	3.05	0.49
- Diluted	4.83	2.90	3.03	0.49

ADSs used in calculating net earnings per ADS
- Basic	46,378,262	48,350,818	48,417,840	48,417,840
- Diluted	47,953,509	48,683,300	48,770,555	48,770,555